Filed by: RPT Realty
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RPT Realty (Commission File No.: 001-10093)

On October 6, 2023, Deanna Cain, Head of Human Resources of RPT Realty, circulated the below e-mail to all employees of RPT Realty:

SUBJECT: Talent Integration - Supplemental FAQ
BODY:

Team,

Good morning. Attached is a supplemental FAQ that gives more information as we continue through the talent integration process with Kimco.

Have a great weekend.

Deanna Cain
Head of Human Resources

Supplemental Employee FAQ

1.	If my position is eliminated in connection with the transaction, will severance pay be offered?
•	Employees who experience a qualifying termination of employment may be eligible for severance under a new employee severance plan that will provide for:
o	a lump sum payment equal to 3 weeks of base salary for every year of service (rounded to the nearest full year), with a minimum of 3 weeks of base salary and a maximum of 12 months of base salary; and
o	COBRA reimbursement (as detailed in question 7 below).
•
To be eligible to receive any of these payments and benefits, employees must comply with the terms of the severance plan, a copy of which has been provided, including executing and not revoking a waiver and release of claims.

2.	What constitutes a qualifying termination of employment?
•
Under the severance plan, you will be entitled to severance benefits upon a termination of your employment in the following circumstances, provided that you remain employed through the closing of the transaction and, if you are offered a post-closing transitional role on or prior to the later of November 1, 2023 (or if later, by the seventh day following your rejection of an ongoing employment offer made on or prior to November 1, 2023) (the “Offer Deadline”), up to 90 days thereafter:

o	You are not offered a position with Kimco following the transaction by November 1, 2023;
o	Your employment is terminated by Kimco without cause upon, or within one year following, the closing of the transaction;
o
You resign your employment for good reason (as discussed below) more than 90 days (or such shorter period specified by Kimco) after and no later than one year following the closing of the transaction; or

o	You are offered ongoing employment with Kimco following the closing of the transaction but elect not to accept such offer.
•	For purposes of the severance plan, good reason generally means one of the following conditions occurs without your consent and you comply with certain notice and cure procedures:
o	A material decrease in your base salary;
o	A material decrease in your authority, duties, or responsibilities or those of your supervisor;
o	A material diminution in the budget over which you have authority;
o	A material change in the geographic location of your work place; or
o	Any material breach of any agreement under which you provide services to Kimco.

3.	What if I am not offered employment with Kimco or my employment is terminated on the closing date?
•
If you are not offered employment with Kimco following the closing of the transaction or your employment is terminated without cause on the closing date or within one year thereafter, you will be entitled to severance payments and benefits under the severance plan described above, subject to the terms of such plan.

4.	If I do not accept an offer of ongoing employment with Kimco that has been offered to me, will I forfeit my severance?
•
No. If you are offered ongoing employment with Kimco following the closing of the transaction but elect not to accept such offer, you will be entitled to severance payments and benefits under the severance plan described above, subject to the terms of such plan (including your continued employment in a post-closing transitional role through a date specified by Kimco, provided that the offer for such post-closing transitional role is made by Kimco no later than November 1, 2023 or if later, the seventh day following your rejection of such an offer of ongoing employment).

5.
How will years of service be calculated for purposes of determining the amount of severance under the severance plan?  If I am offered a transitional role with Kimco, will my service with Kimco be included for purposes of calculating my severance under the severance plan?

•
Yes.  Under the severance plan, years of service will include years of service with both RPT and Kimco (rounded to the nearest full year).  Any transitional service with Kimco will be included in determining your years of service.

6.	How does severance impact unemployment benefits?
•	For information regarding unemployment, please visit the website of the state unemployment agency where you are located or call the agency directly.

7.	If my employment is terminated as a result of this transaction, what will happen to my medical benefits?
•
All employees will be eligible to continue medical, dental, and vision coverage through a program commonly known as COBRA. As part of the severance package described above, employees who currently participate in RPT’s medical plan are eligible for monthly reimbursement of the employer portion of monthly COBRA premiums for up to (a) six months for employees with less than 5 years of service or (b) 12 months for employees with more than 5 years of service.

•
Employees who elect to continue coverage through COBRA will generally be eligible for continued coverage for 18 months following termination of employment (or until the employee is eligible for medical benefits under a new employer’s group health plan, if earlier).  Employees who elect to continue coverage through COBRA will be responsible for paying the COBRA premiums for coverage.  Kimco will reimburse the employer share of COBRA premiums less taxes as may be applicable pursuant to the severance plan.

8.	When will I get more information about COBRA?
•
If your employment terminates, you will receive a COBRA notification and election form from Sentinel (Kimco’s COBRA administrator).  Upon receipt, you will have 60 days to consider if you wish to elect COBRA.

9.	What will happen to the RPT Realty 401(k) Plan?
•
Effective April 1, 2024 the RPT 401(k) Plan will merge with the Kimco 401(k) Plan, administered by T. Rowe Price. More details to follow. All matching contributions from RPT’s 401(k) Plan will become 100% vested for all participants who were actively employed as of the transaction closing date.

10.	If I am offered a transitional role with Kimco, what will happen to my benefits?
•
If you are offered a permanent or transitional role with Kimco, you immediately become eligible for all Kimco benefits.  Kimco will provide you a summary of benefits in advance of the transaction closing and provide a thorough onboarding experience post close.

11.	What will happen to my accrued but unused paid time off if my employment terminates?
•	Prior to the closing of the transaction, employees whose employment terminates will be paid out accrued but unused ETO in accordance with the Company’s Employee Handbook.
If your employment terminates in connection with the closing of the transaction, all accrued but unused ETO as of December 31, 2023 will be paid out, less any paid time off used after December 31, 2023.

12.	What will happen to my accrued but unused ETO if I transition to Kimco in a permanent or transitional role?
•
As of the closing of the transaction, you will participate in Kimco’s paid time off program.  RPT ETO balances as of December 31, 2023 will be your opening PTO balance at Kimco.  To the extent your ETO balance on December 31, 2023 exceeds 15 days (if less than 5 years of service) or 20 days (if greater than 5 years of service), the excess balance, less time between January 1, 2024 and the closing of the transaction, will be paid out.

13.	Will equity awards be accelerated in the transaction?
•
Yes. Subject to your employment with RPT through the closing of the transaction but regardless of whether you continue to be employed by Kimco or one of its affiliates following the closing of the transaction all Company equity awards will accelerate and terminate and be converted into the right to receive the consideration described below.

•
Each outstanding Company restricted share award and Company restricted share unit award will become fully vested as of immediately prior to the closing of the transaction and be automatically converted into fully vested shares of Kimco based on the 0.6049 transaction exchange ratio at closing plus a cash amount equal to the value of the Company dividend equivalents payable with respect to such awards, less any applicable tax withholding.

14.	Will accrued dividends be paid out at closing?
•	Yes. Accrued but unpaid dividends will be paid out within five business days of the closing date.

15.	Upon the closing of the transaction, all vested shares of RPT stock will be converted to shares of Kimco stock. Will this be a seamless transition in AST or other brokerage accounts?
•
To the extent your shares are held in book-entry form, you will automatically be issued Kimco shares no later than 3 business days after the closing. Kimco may request reasonable documentation from you to effect the issuance.

16.	If I accept a position that is offered to me from Kimco, will I receive my 2023 RPT Bonus?
•	Yes. As long as you remain employed with RPT through the closing of the transaction, you will receive a cash bonus for 2023 equal to 120% of your target 2023 annual bonus.

17.	What will happen to my RPT-issued equipment?
•
Employees who are terminated at the time the transaction closes must return all RPT issued laptops and iPads. More details to follow. Employees will be permitted to keep home office issued monitors, keyboards, and mice.

•
As the closing date approaches, those employees who accept job offers with Kimco or who will be staying on with Kimco in a transitional role will be receive communication from Kimco’s IT department with respect to Kimco issued equipment.

Forward Looking Statements
This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  RPT Realty (“RPT”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Forward-looking statements, which are based on certain assumptions and describe RPT’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “commit,” “anticipate,” “estimate,” “project,” “will,” “target,” “plan”, “forecast” or similar expressions.  Forward-looking statements regarding Kimco Realty Corporation (“Kimco”) and RPT, include, but are not limited to, statements related to the anticipated acquisition of RPT by Kimco and the anticipated timing and benefits thereof and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond RPT’s and Kimco’s control and could materially affect actual results, performances or achievements.  Factors which may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties associated with: RPT’s and Kimco’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary RPT shareholder approval and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of RPT and Kimco management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the ability to successfully integrate the operations of RPT and Kimco following the closing of the transaction and the risk that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of RPT’s common shares or Kimco’s common stock or on each company’s respective relationships with tenants, employees and third-parties; the ability to attract, retain and motivate key personnel; the possibility that, if Kimco does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the impact of competition, including the availability of suitable acquisition, disposition, development and redevelopment opportunities; adverse changes in the financial condition of joint venture partner(s) or major tenants, including as a result of bankruptcy, insolvency or a general downturn in their business; the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience; disruptions and increases in operating costs due to inflation and supply chain issues; risks associated with the development of properties; changes in governmental laws and regulations, including, but not limited to changes in data privacy, environmental (including climate change), safety and health laws; impairment charges; criminal cybersecurity attacks disruption, data loss or other security incidents and breaches; impact of natural disasters and weather and climate-related events; pandemics or other health crises, such as COVID-19; financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms or at all; the level and volatility of interest rates; changes in dividend rates or the ability to pay dividends at current levels; RPT’s and Kimco’s ability to continue to maintain their respective status as a REIT for United States federal income tax purposes and potential risks and uncertainties in connection with their respective UPREIT structure; and the other risks and uncertainties affecting RPT and Kimco, including those described from time to time under the caption “Risk Factors” and elsewhere in RPT’s and Kimco’s Securities and Exchange Commission (“SEC”) filings and reports, including RPT’s Annual Report on Form 10-K for the year ended December 31, 2022, Kimco’s Annual Report on Form 10-K for the year ended December 31, 2022, and future filings and reports by either company.  Moreover, other risks and uncertainties of which RPT or Kimco are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by RPT or Kimco on their respective websites or otherwise.  Neither RPT nor Kimco undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.
Important Additional Information and Where to Find It
In connection with the proposed transaction, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the proposed transaction.  The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of RPT seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RPT, KIMCO AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from RPT at its website, www.rptrealty.com or from Kimco at its website, www.kimcorealty.com.  Documents filed with the SEC by RPT will be available free of charge by accessing RPT’s website at www.rptrealty.com under the heading Investors or, alternatively, by directing a request to RPT at invest@rptrealty.com or 19 West 44th Street, Suite 1002, New York, NY 10036, telephone: (212) 221-7139, and documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, NY 11753, telephone: (516) 869-9000.
Participants in the Solicitation
RPT and Kimco and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RPT in respect of the proposed transaction under the rules of the SEC. Information about RPT’s trustees and executive officers is available in RPT’s proxy statement dated March 16, 2023 for its 2023 Annual Meeting of Shareholders. Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 15, 2023 for its 2023 Annual Meeting of Stockholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RPT or Kimco using the sources indicated above.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.